Exhibit 4.5

Description of Securities of NeuBase Therapeutics, Inc.

The authorized capital stock of NeuBase Therapeutics, Inc. (the “Company”) consists of:

•	250,000,000 shares of common stock, $0.0001 par value (“Common Stock”); and
•	10,000,000 shares of preferred stock, $0.0001 par value (“Preferred Stock”).

Common Stock

Except as otherwise expressly provided in the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), or as required by applicable law, all shares of the Company’s Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including, without limitation, those described below:

•	Voting rights. Each holder of Common Stock is entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Holders of Common Stock do not have any cumulative voting rights. As further described below in the section titled “Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation and Delaware Law – Classified Board; Election and Removal of Directors; Filling Vacancies”, the Certificate of Incorporation and the Company’s Amended and Restated Bylaws, as amended (the “Bylaws”), provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. There is no provision for cumulative voting for the election of directors, which means that a plurality of the shares voted can elect all of the directors then standing for election. Except as provided under the General Corporation Law of the State of Delaware (“DGCL”) or the Certificate of Incorporation and the Bylaws, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action.
•	Dividend rights. The holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available if the Company’s board of directors, in its discretion, determines to issue dividends and only at the times and in the amounts that the Company’s board of directors may determine and will depend upon the Company’s earnings, if any, capital requirements, operating and financial conditions and on such other factors as the Company’s board of directors deems relevant.
•	Liquidation rights. Upon the Company’s liquidation, dissolution or winding-up, the holders of Common Stock will be entitled to share equally, identically and ratably in all assets remaining, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.
•	No preemptive or similar rights. The Common Stock does not carry any redemption rights or any preemptive or preferential rights enabling a holder to subscribe for, or receive shares of, any class of Common Stock or any other securities convertible into shares of any class of Common Stock. The Common Stock is not subject to conversion, redemption or sinking fund provisions.
•	Anti-Takeover Provisions. The section below titled “Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation and Delaware Law” is incorporated herein by reference.

Listing

The Company’s Common Stock is listed on the Nasdaq Capital Market under the symbol “NBSE”.

Preferred Stock

Under the Certificate of Incorporation, the Company’s board of directors has the authority, without further action by stockholders, to designate one or more series of Preferred Stock and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights granted to or imposed upon the Preferred Stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be preferential to or greater than the rights of the Company’s Common Stock.

The Company’s board of directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.

The Company’s board of directors may specify the following characteristics of any Preferred Stock:

•	the designation and stated value, if any, of the class or series of Preferred Stock;
•	the number of shares of the class or series of Preferred Stock offered, and the liquidation preference, if any, per share;
•	the dividend rate(s), period(s) or payment date(s) or method(s) of calculation, if any, applicable to the class or series of Preferred Stock;
•	whether dividends, if any, are cumulative or non-cumulative and, if cumulative, the date from which dividends on the class or series of Preferred Stock will accumulate;
•	the provisions for a sinking fund, if any, for the class or series of Preferred Stock;
•	the provision for redemption, if applicable, of the class or series of Preferred Stock;
•	the terms and conditions, if applicable, upon which the class or series of Preferred Stock will be convertible into Common Stock, including the conversion price or manner of calculation and conversion period;
•	voting rights, if any, of the class or series of Preferred Stock;
•	the relative ranking and preferences of the class or series of Preferred Stock as to dividend rights and rights, if any, upon the liquidation, dissolution or winding up of our affairs;
•	any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with the class or series of Preferred Stock as to dividend rights and rights, if any, upon liquidation, dissolution or winding up of our affairs; and
•	any other specific terms, preferences, rights, limitations or restrictions of the class or series of Preferred Stock.

Warrants

December 2016 Warrants

On December 7, 2016, the Company entered into a securities purchase agreement with the purchasers set forth on the signature pages thereto, pursuant to which the Company agreed to issue and sell Series A Warrants to purchase shares of Common Stock (the “December 2016 Warrants”). On December 13, 2016, the Company issued the December 2016 Warrants.

As of September 30, 2019, December 2016 Warrants to purchase 20,627 shares of Common Stock were outstanding and exercisable.

Exercisability. The December 2016 Warrants were immediately exercisable upon issuance and will expire on December 13, 2021.

The December 2016 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying December 2016 Warrants under the Securities Act of 1933, as amended (the “Securities Act”), is not then effective or available, the holder may exercise the December 2016 Warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the December 2016 Warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a December 2016 Warrant. In lieu of fractional shares, the Company will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of a December 2016 Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or on election of the holder, 9.99%) of the number of shares of the Company’s Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the December 2016 Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

Exercise Price. The exercise price per share of Common Stock purchasable upon exercise of one December 2016 Warrant is $55.00 per share of Common Stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s Common Stock.

Transferability. Subject to applicable laws, the December 2016 Warrants may be offered for sale, sold, transferred or assigned without the Company’s consent. There is currently no trading market for the December 2016 Warrants and a trading market is not expected to develop.

Exchange Listing. The December 2016 Warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, the holders of the December 2016 Warrants will be entitled to receive upon exercise of the December 2016 Warrants the kind and amount of securities with cash or other property that the holders would have received had they exercised the December 2016 Warrants immediately prior to such fundamental transaction. At the holder’s election, exercisable at any time concurrently with, or within 30 days after, the consummation of a fundamental transaction, the Company or any successor entity shall purchase the December 2016 Warrants from the holder by paying the holder an amount of cash equal to the Black-Scholes Value.

A “fundamental transaction” means any of the following: (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person; (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions; (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock; (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination).

“Black-Scholes Value” means the value of a December 2016 Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable fundamental transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable fundamental transaction and December 13, 2021, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the trading day immediately following the public announcement of the applicable fundamental transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such fundamental transaction, and (D) a remaining option time equal to the time between the date of the public announcement of the applicable fundamental transaction and December 13, 2021.

Rights as a Stockholder. Except as otherwise provided in the December 2016 Warrants or by virtue of such holder’s ownership of shares of the Company’s Common Stock, the holder of a December 2016 Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the December 2016 Warrant.

April 2017 Warrants

On April 5, 2017, the Company entered into a securities purchase agreement with the purchasers set forth on the signature pages thereto, pursuant to which the Company agreed to issue and sell warrants to purchase shares of Common Stock (the “April 2017 Warrants”). On April 10, 2017, the Company issued the April 2017 Warrants.

As of September 30, 2019, April 2017 Warrants to purchase 695,312 shares of Common Stock were outstanding and exercisable.

Exercisability. The April 2017 Warrants were immediately exercisable upon issuance and will expire on April 10, 2017.

The April 2017 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. Following the one year anniversary of the date the April 2017 Warrants are issued, the holder may exercise the April 2017 Warrants through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the warrant. No fractional shares of Common Stock will be issued in connection with the exercise of an April 2017 Warrant. In lieu of fractional shares, the Company will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Exercise Limitation. A holder will not have the right to exercise any portion of the April 2017 Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or on election of the holder, 9.99%) of the number of shares of the Company’s Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the April 2017 Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to the Company.

Exercise Price. The initial exercise price per share of Common Stock purchasable upon exercise of one April 2017 Warrant is $20.00 per share of Common Stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s Common Stock.

Transferability. Subject to applicable laws, the April 2017 Warrants may be offered for sale, sold, transferred or assigned without the Company’s consent. There is currently no trading market for the April 2017 Warrants and a trading market is not expected to develop.

Exchange Listing. The April 2017 Warrants are not listed on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, the holders of the April 2017 Warrants will be entitled to receive upon exercise of the April 2017 Warrants the kind and amount of securities with cash or other property that the holders would have received had they exercised the April 2017 Warrants immediately prior to such fundamental transaction.

A “fundamental transaction” means any of the following: (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person; (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions; (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock; (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination).

Rights as a Stockholder. Except as otherwise provided in the April 2017 Warrants or by virtue of such holder’s ownership of shares of the Company’s Common Stock, the holder of a April 2017 Warrants does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the April 2017 Warrant.

Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation and Delaware Law

Certain provisions of Delaware law and the Certificate of Incorporation contain provisions that could make the following transactions more difficult: acquisition of the Company by means of a tender offer; acquisition of the Company by means of a proxy contest or otherwise; or removal of the Company’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions that might result in a premium over the market price for the Company’s capital stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that the benefits of increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the Common Stock.

Undesignated Preferred Stock

The ability to authorize undesignated Preferred Stock will make it possible for the Company’s board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Elimination of Stockholder Action by Written Consent

The Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

The Company’s board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by the Company’s stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of the Company’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. At all meetings of stockholders for the election of directors, a plurality of the votes cast is sufficient to elect each director. The Certificate of Incorporation provides for the removal of any of the Company’s directors only for cause and requires a stockholder vote by the holders of at least 66 2/3% of the voting power of the then outstanding voting stock with the power to vote at an election of directors. Furthermore, any vacancy on the Company’s board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, shall only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for: (a) any derivative action or proceeding brought on the Company’s behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders, creditors or other constituents; (c) any action asserting a claim against the Company arising pursuant to the DGCL, the Certificate of Incorporation or the Bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine. Such exclusive forum provision, however, does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the choice of forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. It could apply, however, to a suit that falls within one or more of the categories enumerated in the choice of forum provision and asserts claims under the Securities Act inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act.

However, the Certificate of Incorporation does not relieve the Company of its duty to comply with federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. The Certificate of Incorporation also provide that any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of and consented to this choice of forum provision.

This choice of forum provision in the Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. In addition, stockholders who do bring a claim in the Court of Chancery in the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. Furthermore, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Amendment of Charter Provisions

The amendment of any of the above provisions in the Certificate of Incorporation, except for the provision making it possible for the Company’s board of directors to issue undesignated Preferred Stock, would require approval by a stockholder vote by the holders of at least 66 2/3% of the voting power of the then outstanding voting stock.

The provisions of the DGCL and the Certificate of Incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.